Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for Second Half and Full Year 2023

Hangzhou, March 22, 2024— UTStarcom (the Company) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the six months and full year ended December 31, 2023, and provided a business update.

Business Update

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5G transport network portfolio progress. In 2023, UTStarcom continued its cooperation with some mobile operators in China on the development of a next generation disaggregated 5G transport network solution. Following the successful lab testing with China Unicom Research Institute that the Company passed earlier in 2023, UTStarcom successfully completed field trials and interoperability tests by the end of 2023. UTStarcom continued development of Hardware platforms to support the vision of China Telecom Research Institute for the next gen 5G transport network. The Company was also actively working in 2H 2023 on the development of new access products in the SkyFlux CPT product line to address the growing demand in Chinese market for this type of products.
•
Cooperation with a Mobile Network Operator customer in Europe. UTStarcom received additional orders including a mobile transport network expansion order in 2H 2023 as well as post-sale technical support service orders. The Company continued working on certain new product developments to better address the needs of the customer for its network expansion expected in 2024.
•
India broadband expansion orders. UTStarcom received orders for the expansion of its IMS (IP Multimedia Subsystem) and SSTP (Signaling Transfer Point) broadband core platforms from its key customers in India. This includes the expansion of hardware and software of the SSTP (Signaling Transfer Point) platform in 2H 2023.
•
Post-sale support services to customers globally. The Company received several post-sale support orders and continued providing technical support and maintenance services to its customers around the world for various platforms in operation including NetRing PTN, SyncRing, IMS, SSTP, etc.
•
China market exploration. In 2H 2023, the Company continued to explore new segment of Chinese market opportunities related to Smart Cities and Digital Construction in China, such as Smart Street Light, Smart Agriculture, etc.

UTStarcom’s Chief Executive Officer Mr. Hua Li commented, “Our results for the second half and full year 2023 were within expectation. We have made some progress with our business partners in China to implement network disaggregation solutions, and we expect to see results in the coming years.”

Second Half and Full Year 2023 Financial Results (Unaudited)

Summary of 2H 2023 Key Financials (Unaudited)

	2H 2023	2H 2022	Y/Y Change
Revenue	$9.2	$6.6	39.4%
Gross Profit	$2.6	$1.3	100.0%
Operating Expenses	$5.4	$2.9	86.2%
Operating Loss	($2.8)	($1.6)	($1.2)
Net Loss	($2.0)	($3.3)	$1.3
Basic EPS	($0.22)	($0.37)	$0.15
Cash Balance (including Restricted Cash)	$59.6	$66.9	-10.9%

Summary of Full Year 2023 Key Financials (Unaudited)

	2023	2022	Y/Y Change
Revenue	$15.8	$14.1	12.1%
Gross Profit	$4.4	$2.7	63.0%
Operating Expenses	$11.2	$7.1	57.7%
Operating Loss	($6.8)	($4.4)	($2.4)
Net Loss	($4.0)	($5.0)	$1.0
Basic EPS	($0.44)	($0.55)	$0.11
Cash Balance (including Restricted Cash)	$59.6	$66.9	-10.9%

* Dollar comparisons are used where percentage comparisons are not meaningful.

* All amounts are in U.S. Dollars millions except for Earnings Per Share (EPS)

Total Revenues

Six months ended December 31, 2023

Total revenues for the second half of 2023 were $9.2 million, compared to $6.6 million in the corresponding period in 2022.

•
Net equipment sales for the second half of 2023 were $3.6 million, an increase of 314.1% from $0.9 million in the corresponding period in 2022. The increase was mainly due to increased revenue from customers in India.
•
Net services sales for the second half of 2023 were $5.6 million, a decrease of 0.9% from $5.7 million in the corresponding period in 2022.

Twelve months ended December 31, 2023

2023 total revenues were $15.8 million, an increase of 12.1% from $14.1 million in 2022.

•
2023 net equipment sales were $4.6 million, an increase of 101.1% from $2.3 million in the corresponding period in 2022. The increase was mainly due to increased revenue from customers in India.

•
2023 net services sales were $11.2 million, a decrease of 5.2% from $11.8 million in 2022. The decrease was mainly due to the completion of current projects and no new major projects in India.

Gross Profit

Six months ended December 31, 2023

Gross profit was $2.6 million, or 27.8% of net sales, for the second half of 2023, compared to $1.3 million, or 20.4% of net sales, in the corresponding period in 2022.

•
Equipment gross profit for the second half of 2023 was $0.8 million, compared to negative $0.3 million in the corresponding period in 2022. Equipment gross margin for the second half of 2023 was 21.0%, compared to negative 31.5% for the corresponding period in 2022. The improved gross margin was attributed to a higher equipment revenue in 2023.
•
Service gross profit for the second half of 2023 was $1.8 million, compared to $1.6 million in the corresponding period in 2022. Service gross margin for the second half of 2023 was 32.2%, compared to 28.3% for the corresponding period in 2022.

Twelve months ended December 31, 2023

2023 gross profit was $4.4 million, or 27.9% of net sales, compared to $2.7 million, or 19.0% of net sales, in 2022.

•
2023 equipment gross profit was $0.9 million, compared to negative $0.6 million in 2022. 2023 equipment gross margin was 20.2%, compared to negative 27.0% in 2022. The improved gross margin was attributed to a higher equipment revenue in 2023.

•
2023 service gross profit was $3.5 million, compared to $3.3 million in 2022. 2023 service gross margin was 31.0%, compared to 27.9% in 2022.

Operating Expenses

Six months ended December 31, 2023

Operating expenses for the second half of 2023 were $5.4 million, compared to $2.9 million in the corresponding period in 2022.

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Selling, general and administrative (“SG&A”) expenses for the second half of 2023 were $2.4 million, compared to $0.8 million in the corresponding period in 2022. SG&A was higher in the second half of 2023 due to less reversal of allowance for credit loss associated with aged receivables from our India customer, and the one-off lease exemption recorded in 2022 that did not recur in 2023.

•
Research and development (“R&D”) expenses for the second half of 2023 were $3.0 million, compared to $2.1 million in the corresponding period in 2022. The increase reflected the different stages of 5G product development.

Twelve months ended December 31, 2023

2023 operating expenses were $11.2 million, compared to $7.1 million in 2022.

•
2023 SG&A expenses were $5.3 million, compared to $2.3 million in 2022. The increase was mainly attributable to less reversal of allowance for credit loss associated with aged receivables from our India customer, and the one-off lease exemption recorded in 2022 that did not recur in 2023.

•
2023 research and development expenses were $5.9 million, compared to $4.8 million in 2022. The increase reflected the different stages of 5G product development.

Operating Loss

Operating loss for the second half of 2023 was $2.8 million, compared to $1.6 million in the corresponding period in 2022.

Full year 2023 operating loss was $6.8 million, compared to $4.4 million in 2022.

Interest Income, Net

Net interest income for the second half of 2023 was $1.3 million, compared to $1.3 million in the corresponding period in 2022.

Full year 2023 net interest income was $2.1 million, compared to $2.2 million in 2022. The decrease was mainly due to lower interest income in India.

Other Income (Expenses), Net

Net other income for the second half of 2023 was $0.1 million, compared to net other expense $2.3 million in the corresponding period in 2022. Other income for the second half of 2023 was mainly a foreign exchange gain resulting from appreciation of the U.S. dollar against the Japanese Yan.

Full year 2023 net other income was $2.0 million, compared to net other expense of $0.7 million in 2022. Other income for 2023 was mainly a foreign exchange gain resulting from appreciation of the U.S. dollar against the Japanese Yan.

Net Loss

Net loss attributable to shareholders for the second half of 2023 was $2.0 million, compared to $3.3 million in the corresponding period in 2022. Basic net loss per share for the second half of 2023 was $0.22, compared to $0.37 for the corresponding period in 2022.

Full year 2023 net loss attributable to shareholders was $4.0 million, compared to $5.0 million in 2022. 2023 basic net loss per share was $0.44, compared to $0.55 in 2022.

Cash Flow

Cash used in operating activities in the second half of 2023 was $0.7 million, cash used in investing activities was nil, and cash provided by financing activities was nil. As of December 31, 2023, UTStarcom had cash, cash equivalents and restricted cash of $59.6 million.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan, India and China. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, the effect of the COVID-19 pandemic on the Company’s business, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Shelley Jiang, Investor Relations

Email: utsi-ir@utstar.com/ Shelleyjiang@utstar.com /

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2023	2022
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$49,966	$54,517
Notes receivable, net	490	138
Accounts receivable, net	8,380	11,867
Inventories and deferred costs	886	1,322
Short-term restricted cash	7,117	9,862
Prepaid and other current assets	3,712	4,095
Total current assets	70,551	81,801
Long-term assets:
Property, plant and equipment, net	575	604
Operating lease right-of-use assets, net	2,649	2,969
Long-term restricted cash	2,562	2,480
Other long-term assets	1,349	1,376
Total long-term assets	7,135	7,429
Total assets	$77,686	$89,230

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$7,959	$12,974
Customer advances	226	123
Deferred revenue	72	79
Income tax payable	8,876	8,349
Operating lease liabilities, current	1,184	1,228
Other current liabilities	5,436	6,098
Total current liabilities	23,753	28,851
Long-term liabilities:
Operating lease liabilities, non-current	1,660	1,894
Long-term deferred revenue and other liabilities	1,049	1,021
Total liabilities	26,462	31,766

Total equity	51,224	57,464
Total liabilities and equity	$77,686	$89,230

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Six months ended December 31,		Twelve months ended December 31,
	2023	2022	2023	2022
	(In thousands, except per share data)
Net sales	$9,239	$6,560	$15,753	$14,052
Cost of net sales	6,669	5,220	11,362	11,385
Gross profit	2,570	1,340	4,391	2,667
	27.8%	20.4%	27.9%	19.0%
Operating expenses:
Selling, general and administrative	2,424	773	5,316	2,292
Research and development	3,007	2,148	5,881	4,762
Total operating expenses	5,431	2,921	11,197	7,054

Operating loss	(2,861)	(1,581)	(6,806)	(4,387)

Interest income, net	1,264	1,342	2,130	2,154
Other income (expense), net	112	(2,303)	2,023	(706)
Loss before income taxes	(1,485)	(2,542)	(2,653)	(2,939)
Income tax expense	(518)	(780)	(1,362)	(2,063)
Net loss attributable to UTStarcom Holdings Corp.	$(2,003)	$(3,322)	$(4,015)	$(5,002)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.22)	$(0.37)	$(0.44)	$(0.55)
Weighted average shares outstanding—Basic	9,116	9,093	9,113	9,056

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended December 31,		Twelve months ended December 31,
	2023	2022	2023	2022
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,003)	$(3,322)	$(4,015)	$(5,002)
Depreciation	113	100	229	206
Recovery of credit losses	(317)	(1,667)	(1,315)	(3,465)
Stock-based compensation expense	110	264	293	603
Net loss on disposal of assets	-	(2)	(25)	(2)
Gain on release of tax liability due to expiration of the statute of limitations	(10)	(10)	(21)	(21)
Lease amortization	584	249	1,200	994
Deferred income taxes	-	1,135	—	1,135
Changes in operating assets and liabilities	820	6,681	(866)	12,829
Net cash provided by (used in) operating activities	(703)	3,428	(4,520)	7,277

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	—	(174)	(182)	(250)
Net cash used in investing activities	—	(174)	(182)	(250)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	20	4	20
Repurchase of ordinary shares	—	—	—	(13)
Net cash provided by financing activities	—	20	4	7
Effect of exchange rate changes on cash and cash equivalents	(213)	(872)	(2,516)	(6,451)
Net increase (decrease) in cash and cash equivalents	(916)	2,402	(7,214)	583
Cash, cash equivalents and restricted cash at beginning of period	60,561	64,457	66,859	66,276
Cash, cash equivalents and restricted cash at end of period	$59,645	$66,859	$59,645	$66,859